SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission file number: 001-35223
_______________________

BioLineRx Ltd.
(Translation of registrant’s name into English)
_______________________

2 HaMa’ayan Street
Modi’in 7177871, Israel
 (Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

BioLineRx Ltd. (the “Registrant”) announces that it will hold an Annual Meeting of Shareholders on June 29, 2025, at 3:00 p.m. (Israel time), at the Registrant’s office, Modi’in Technology Park, 2 HaMa’ayan Street, Modi’in 7177871, Israel. The Notice of Annual General Meeting and Proxy Statement, the related proxy card and voting instruction form for holders of American Depositary Shares are attached to this Report on Form 6-K as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, and incorporated herein by reference.

Exhibit No.
99.1	BioLineRx Ltd. Notice and Proxy Statement for the Annual Geneal Meeting of Shareholders to be held on June 29, 2025
99.2	Form of Proxy Card
99.3	Form of Voting Instruction Form

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.
By:	/s/ Philip A. Serlin
Philip A. Serlin
Chief Executive Officer

Dated: May 23, 2025